Exhibit 99.1

FOR IMMEDIATE RELEASE

For more information contact:

Pedro A. Richards

Chief Executive Officer

Telefax: (5411) 4343-7528

investorelations@gfgsa.com

www.gfgsa.com

GRUPO FINANCIERO GALICIA S.A. REPORTS FINANCIAL RESULTS FOR ITS

FOURTH QUARTER AND FISCAL YEAR ENDED DECEMBER 31, 2013

Buenos Aires, Argentina, February 18, 2014 – Grupo Financiero Galicia S.A. (“Grupo Financiero Galicia” or “GFG”) (Buenos Aires Stock Exchange: GGAL /NASDAQ: GGAL) today announced its consolidated financial results for the fourth quarter ended December 31, 2013.

NET INCOME FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013

•	Net income for the fiscal year ended December 31, 2013, amounted to Ps. 1,823.7 million or Ps. 1.469 earnings per share, equal to Ps. 14.690 per ADS or Ps. 1.446 diluted earnings per share, equal to Ps. 14.461 per ADS.

•	During the same period, Banco de Galicia y Buenos Aires (the “Bank”) recorded net income equal to Ps. 1,836.9 million.

NET INCOME FOR THE QUARTER ENDED DECEMBER 31, 2013

•	Net income for the fourth quarter ended December 31, 2013, amounted to Ps. 627 million or Ps. 0.505 earnings per share, equal to Ps. 5.050 per ADS or Ps. 0.497 diluted earnings per share, equal to Ps. 4.971 per ADS.

•	Net income for the fourth quarter ended December 31, 2013 was primarily attributable to the income derived from our ownership interest in the Bank and our ownership interest in Sudamericana Holding S.A., in an amount equal to Ps. 611.3 million and Ps. 42.2 million, respectively, which was partially offset by a deferred tax adjustment in an amount equal to Ps. 10 million and by administrative and financial expenses in an amount equal to Ps. 18.8 million. Income attributable to the Bank includes Ps. 7.8 million corresponding to the month ended September 30, 2013, as a result of the Bank’s merger with Lagarcué S.A. (“Lagarcué”) and Theseus S.A. (“Theseus”).

•	During the fourth quarter ended on December 31, 2013, the Bank recorded a net income equal to Ps. 606.2 million, an increase from Ps. 361.3 million for the fourth quarter ended December 31, 2012.

Press Release | 4° Q 2013	Grupo Financiero | Galicia S.A. 1

•	As of December 31, 2013, the Bank’s market share of loans to the private sector was 8.79%. As of December 31, 2013, the Bank’s market share of deposits from the private sector was 9.19%.

•	The table below shows the results per share information based on Grupo Financiero Galicia’s financial statements.

	In pesos
	Fourth quarter ended December 31,			Twelve months ended December 31,
Earnings per Share	2013		2012	2013	2012
Average common shares outstanding (in thousands)	1,241,407		1,241,407	1,241,407	1,241,407
Earnings per share	0.505		0.297	1.469	1.076
Earnings per ADS (one ADS = 10 ordinary shares)	5.05		2.966	14.69	10.764
Average subscribed common shares (in thousands)	1,261,080	(*)	1,241,407	1,261,080	1,241,407
Diluted earnings per share	0.497		0.297	1.446	1.076
Earnings per diluted (1 ADS = 10 ordinary shares)	4.971		2.966	14.461	10.764
Capital stock - par value (in thousands)	1,300,265	(**)	1,241,407	1,300,265	1,241,407
Book value per share	5.343		3.923	5.343	3.923
Book value by (1 ADS = 10 ordinary shares)	53.429		39.23	53.429	39.23

(*)	Increase of 58,857,580 shares included in the calculation as of January 9, 2013, in connection with the merger of Theseus and Lagarcué.
(**)	Includes the capital increase as a result of the merger in an amount of $58,857,580 approved by shareholders pending registration with the General Inspection of Justice.

•	Grupo Financiero Galicia’s net income for the fourth quarter ended December 31, 2013 represents an annualized return equal to 3.43% on average assets and an annualized return equal to 39.49% on average shareholders’ equity.

	Fourth quarter ended December 31,		Twelve months ended December 31,
Profitability	2013	2012	2013	2012
Return on Average Assets (*)	3.43%	2.76%	2.91%	2.80%
Return on Average Shareholders’ Equity (*)	39.49%	31.57%	32.46%	32.12%

(*)	Annualized.

•	The table below shows Grupo Financiero Galicia’s income statement on a non-consolidated basis, which includes the elimination of transactions with controlled companies.

2 Grupo Financiero | Galicia S.A.	Press Release | 4° Q 2013

	In millions of pesos
	Twelve months ended December 31,
GFG Income Statement (non-consolidated)	2013	2012
Income from equity investments	1,961.4	1,396.9
Administrative expenses	(34.9)	(23.3)
Net other income	(2.3)	(1.7)
Net financial income	(100.5)	(35.7)
Income tax	—	—

Net income for the year	1,823.7	1,336.2

Press Release | 4° Q 2013	Grupo Financiero | Galicia S.A. 3

NET INCOME BY BUSINESS

	In millions of pesos
	Quarter ended December 31,		Twelve months ended December 31,
Net Income by Business	2013	2012	2013	2012
Income from stake in Banco Galicia (99.6%)	611.3	343.0	1,779.8	1,235.2
Income from stake in Sudamericana Holding (87.5%)	42.2	28.0	156.2	101.4
Income from stake in Cía . Financiera Argentina (3%)	0.3	1.7	4.2	6.4
Income from stake in other companies	2.0	0.6	8.1	4.9
Deferred tax adjustment in Banco Galicia´s subsidiaries	(10.0)	11.8	36.3	50.4
Other Income GFG	(18.8)	(16.9)	(160.9)	(62.1)
Income tax	—	—	—	—

Net income for the period	627.0	368.2	1,823.7	1,336.2

•	“Income from stake in other companies” above includes the results from our ownership interest in each of Net Investment S.A. and Galicia Warrants S.A.

•	“Deferred tax adjustment in Banco Galicia’s subsidiaries” above shows the income tax charge incurred by Banco Galicia’s subsidiaries in accordance with the deferred tax method. This adjustment was not made in Banco Galicia’s financial statements because the Argentine Central Bank’s regulations do not contemplate the application of the deferred tax method.

•	“Other income GFG” above includes administrative expenses in an amount equal to Ps. 11 million, financial and holding income in an amount equal to Ps. -7.5 million and other income and expenses in an amount equal to Ps. -0.3 million.

4 Grupo Financiero | Galicia S.A.	Press Release | 4° Q 2013

RECENT DEVELOPMENTS

•	At GFG’s Extraordinary Shareholders’ Meeting held on November 21, 2013, shareholders approved the merger of Lagarcué and Theseus into GFG, and the simultaneous dissolution of Lagarcué.

Additionally, shareholders approved a capital increase in an amount of $58,857,580 by issuing $58,857,580 of Class “B” shares, with a face value of $1 each and one vote per share, entitled to participate in the profits of the fiscal year beginning January 1, 2013, which will be fully allocated to the shareholders of Lagarcué and Theseus.

Grupo Financiero Galicia received 25,454,193 Class “B” shares of the Bank, which represents 4.526585% of GFG’s total capital. The corporate reorganization is pending registration with the General Inspection of Justice.

•	On January 30, 2014, Grupo Financiero Galicia issued two series of Class V Notes in an aggregate principal amount of $180,000,000. The principal amount of Series I Notes issued is $101,800,000 at an interest rate of BADLAR + 4.25% and an 18 month maturity. The amount of Series II Notes issued is $78,200,000 at an interest rate of BADLAR + 5.25% and a 36 month maturity.

CONFERENCE CALL

At 1:00 P.M. Eastern Standard Time (3:00 PM Buenos Aires Time) on Thursday, February 20, 2014, GFG will host a conference call to review the financial results for the fourth quarter ended December 31, 2013. The dial-in number is: 785-830-7981 - Passcode: 6653890

This report is a summary analysis of the Grupo Galicia’s financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with Banco Galicia’s press release (www.bancogalicia.com.ar) and GFG’s financial statements, as well as with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gob.ar), Securities and Exchange Commission (www.sec.gov), Bolsa de Comercio de Buenos Aires (www.bolsar.com.ar), Bolsa de Comercio de Córdoba and Nasdaq (www.nasdaq.com).Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be referred to the original version in Spanish.

Press Release | 4° Q 2013	Grupo Financiero | Galicia S.A. 5

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)

	In millions of pesos
	12/31/13	09/30/13	06/30/13	03/31/13	12/31/12
Cash and due from banks	12,560.3	9,665.5	8,249.1	9,113.9	8,345.0
Government and Corporate Securities	3,987.3	5,415.6	3,803.4	2,525.5	3,627.1
Net Loans	55,264.9	49,766.9	48,276.6	44,053.5	42,593.0
Other Receivables Resulting from Financial Brokerage	5,696.1	5,357.1	5,185.9	4,811.5	4,418.6
Equity Investments in other Companies	90.0	77.9	78.7	79.9	76.1
Bank Premises and Equipment, Miscellaneous and Intangible Assets	3,061.9	2,879.2	2,706.3	2,575.4	2,461.2
Other Assets	2,495.3	2,432.7	2,369.0	2,006.1	1,937.3

TOTAL ASSETS	83,155.8	75,594.9	70,669.0	65,165.8	63,458.3

Deposits	51,395.3	47,114.1	44,131.3	40,836.4	39,945.2
Other Liabilities Resulting from Financial Brokerage	19,333.3	17,301.6	16,361.9	14,748.8	14,281.7
Subordinated Notes	1,656.3	1,433.0	1,334.4	1,235.8	1,188.0
Other Liabilities	3,221.7	2,853.3	2,553.3	2,425.2	2,471.4
Minority Interests	602.0	850.4	781.6	750.5	701.9

TOTAL LIABILITIES	76,208.6	69,552.4	65,162.5	59,996.7	58,588.2

SHAREHOLDERS’ EQUITY	6,947.2	6,042.5	5,506.5	5,169.1	4,870.1

INFLATION AND EXCHANGE RATE
Retail Price Index (%) (**)	3.27	2.62	2.27	2.37	2.85
Wholesale Price Index (%) (**)	3.86	3.40	3.60	3.11	3.04
C.E.R. (%) (**)	2.65	2.59	2.12	2.78	2.68
Exchange Rate ($/U$S) (***)	6.5180	5.7915	5.3852	5.1223	4.9173

(*)	Grupo Financiero Galicia S.A., consolidated with subsidiary companies (Art.33 - Law 19550).
(**)	Variation within the quarter.
(***)	Last working day of the quarter. Source B.C.R.A. - Comunique “A” 3500 - Reference Exchange Rate

6 Grupo Financiero | Galicia S.A.	Press Release | 4° Q 2013

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA(*)

	In millions of pesos
Quarter ended:	12/31/13	09/30/13	06/30/13	03/31/13	12/31/12
FINANCIAL INCOME	3,971.1	3,412.1	2,947.6	2,744.9	2,544.2

Interest on Assets		—	—	—	—
Interest on Loans to the Financial Sector	33.3	27.5	22.6	19.1	18.5
Interest on Overdrafts	267.1	246.2	203.7	194.9	188.0
Interest on Notes	772.0	668.3	545.0	514.6	471.0
Interest on Mortgage Loans	64.3	58.6	45.2	40.5	35.7
Interest on Pledge Loans	17.7	15.6	13.9	12.8	10.7
Interest on Credit Card Loans	1,212.4	1,075.5	1,066.1	954.8	830.6
Interest on Financial Leases	52.0	48.8	43.6	41.3	37.4
Interest on Other Loans	827.8	775.3	764.0	733.3	699.3
Net Income from Government and Corporate Securities	296.8	276.1	174.1	192.1	212.5
Net Income from Options		—	—	—	—
On Other Receivables Resulting from Financial Brokerage	35.3	23.1	14.9	13.0	13.9
Net Income from Guaranteed Loans -Decree 1387/01	0.4	0.6	0.4	1.1	1.1
Adjustment by application of adjusting index	0.3	0.2	0.2	0.2	0.2
Quotations Differences on Gold and Foreign Currency		—	—	—	—
Other	391.7	196.3	53.9	27.2	25.3

FINANCIAL EXPENSES	1,906.9	1,630.7	1,376.5	1,255.9	1,179.2

Interest on Savings Account Deposits	1.1	1.4	1.3	1.1	1.0
Interest on Time Deposits	1,180.6	995.3	810.9	759.5	663.2
Interest on Interbank Loans Received (Call Money Loans)	6.5	4.3	2.5	2.5	3.1
Interest on Loans from Financial Sector	27.2	24.7	23.9	17.7	12.1
For Other Liabilities resulting from Financial Brokerage	279.0	251.8	232.4	182.4	188.9
Interest on Subordinated Notes	44.0	40.4	36.7	35.1	32.8
Other interest	6.8	7.6	7.9	6.0	7.9
Net Income from Options	—	—	0.9	1.6	4.9
Adjustment by application of adjusting index	—	-0.2	0.3	—	—
Contributions to the Deposit Insurance Fund	20.7	19.1	18.2	17.2	15.5
Quotations Differences on Gold and Foreign Currency	69.7	52.8	15.9	14.2	50.1
Other	271.3	233.5	225.6	218.6	199.7

GROSS BROKERAGE MARGIN	2,064.2	1,781.4	1,571.1	1,489.0	1,365.0

PROVISIONS FOR LOAN LOSSES	508.3	392.3	434.7	441.0	401.7

INCOME FROM SERVICES, NET	1,169.2	1,108.3	1,046.6	915.3	898.4

INCOME FROM INSURANCE ACTIVITIES	228.0	230.4	239.5	207.0	190.1

ADMINISTRATIVE EXPENSES	1,981.6	1,903.3	1,849.5	1,693.9	1,591.9

Personnel Expenses	1,156.3	1,063.1	1,053.5	1,016.9	906.6
Directors’ and Syndics’ Fees	17.8	15.9	16.9	13.3	14.7
Other Fees	40.2	75.4	65.7	30.4	43.6
Advertising and Public Relations	90.6	106.4	104.6	81.3	102.3
Taxes	167.2	155.7	153.4	131.6	120.9
Depreciation of Premises and Equipment	40.2	39.5	37.9	35.3	34.4
Amortization of Organization and Development Expenses	62.7	63.9	63.0	57.7	56.6
Other Operating Expenses	242.6	233.0	220.2	208.3	191.5
Other	164.0	150.4	134.3	119.1	121.3

MINORITY INTERESTS	-39.3	-68.9	-51.2	-49.3	-42.2

INCOME FROM EQUITY INVESTMENTS	26.2	53.3	25.3	18.9	37.4

NET OTHER INCOME	96.5	45.0	87.7	66.1	108.2

INCOME TAX	427.9	317.9	273.0	213.2	195.1

NET INCOME	627.0	536.0	361.8	298.9	368.2

(*)	Grupo Financiero Galicia, consolidated with subsidiary companies (Art.33 - Law 19550).

Press Release | 4° Q 2013	Grupo Financiero | Galicia S.A. 7

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)

	In millions of pesos
Twelve months ended December 31,:	2013	2012

FINANCIAL INCOME	13,075.7	9,129.0

Interest on Cash and Due From Bank	—	0.1
Interest on Loans to the Financial Sector	102.5	59.3
Interest on Overdrafts	911.9	698.7
Interest on Notes	2,499.9	1,393.3
Interest on Mortgage Loans	208.6	125.6
Interest on Pladge Loans	60.0	35.7
Interest on Credit Card loans	4,308.8	2,932.8
Interest on Leasings / Financial Leases	185.7	128.9
Interest on Other Loans	3,100.4	2,543.6
Net Income from Government and Corporate Securities	939.1	961.7
Net Income from Options	—	1.5
On Other Receivables Resulting from Financial Brokerage	86.3	45.4
Net Income from Guaranteed Loans -Decree 1387/01	2.5	4.0
Adjustment by application of adjusting index	0.9	0.9
Other	669.1	197.5

FINANCIAL EXPENSES	6,170.0	3,940.6

Interest on Savings Account Deposits	4.9	4.8
Interest on Time Deposits	3,746.3	2,185.4
Interest on Interbank Loans Received (Call Money Loans)	15.8	9.6
Interest on Loans from Financial Sector	93.5	54.0
For other Liabilities resulting from Financial Brokerage	945.6	607.5
Interest on Subordinated Notes	156.2	122.8
Other interest	28.3	54.6
Net Income from Options	2.5	—
Adjustment by application of adjusting index	0.1	0.1
Contributions to the Deposit Insurance Fund	75.2	57.3
Quotations Differences on Gold and Foreign Currency	152.6	189.2
Other	949.0	655.3

GROSS BROKERAGE MARGIN	6,905.7	5,188.4

PROVISIONS FOR LOAN LOSSES	1,776.3	1,347.3

INCOME FROM SERVICES, NET	4,239.4	3,200.0

INCOME FROM INSURANCE ACTIVITIES	904.9	651.9

ADMINISTRATIVE EXPENSES	7,428.3	5,773.6

Personnel Expenses	4,289.8	3,210.5
Directors’ and Syndics’ Fees	63.9	49.9
Other Fees	211.7	245.3
Advertising and Public Relations	382.9	359.3
Taxes	607.9	435.7
Depreciation of Premises and Equipment	152.9	117.2
Amortization of Organization and Development Expenses	247.3	198.7
Other Operating Expenses	904.1	714.2
Other	567.8	442.8

MINORITY INTEREST	(208.7)	(186.4)

INCOME FROM EQUITY INVESTMENTS	123.7	117.4

NET OTHER INCOME	295.3	275.1

INCOME TAX	1,232.0	789.3

NET INCOME	1,823.7	1,336.2

(*)	Grupo Financiero Galicia, consolidated with subsidiary companies ( Art. 33 - Law 19550).

8 Grupo Financiero | Galicia S.A.	Press Release | 4° Q 2013